

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>**Via E-mail**</u>
Michael Mattox
President
Access US Oil & Gas, Inc.
665 Woodland Square Loop SE
Suite 201
Lacey, Washington 98503

        Re: Access US Oil & Gas, Inc.
                 Form 10
                 Amendment No. 1 filed August 1, 2012
                 Form 10-Q
                 Filed September 21, 2012
                 File No. 000-54721

Dear Mr. Mattox:

      We have reviewed your response dated October 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Our prior comment 1 referred to the Form 10-Q filed on September 21, 2012 by the entity formerly known as Gumtree Acquisition Corporation. Please be aware that given the transaction with Access US Oil & Gas described in the Form 8-K filed September 17, 2012, the new entity and its officers should sign the Form 10-Q and Exhibits 31 and 32 should be signed by the new entity's officers.

2.   Our prior comment 2 referred the transaction with Access US Oil & Gas where you amended your articles to effect a change to registrant's name. Please be aware that in transactions where you solicit votes or consents from your shareholders, including

amending your certificate of incorporation, you should also file a proxy or information statement.

3.   We note that the representations you provided in response to our prior comment 4 were not signed by the current registrant. Please include those representations from the current registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at 202-551-3778 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director